Filed by CVS Health Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

Commission File No.: 001-16095

Date: January 11, 2018

January 11, 2018

The following articles written by third parties were made available to employees of CVS Health Corporation:

CVS-Aetna deserves chance to disrupt health-care system

The Hill

By Roger Klein

On Dec. 3, drugstore chain CVS announced that it would purchase insurer Aetna for $69 billion, making this the largest health insurance merger in American history.

The acquisition comes on the heels of a period of consolidation in the health-care industry that has been driven by rapidly increasing costs, declining reimbursement, technological change, increasing regulatory burdens and legislative changes, most prominently the Affordable Care Act.

Its purpose is to allow these two entities to more effectively compete with other integrated providers like UnitedHealth Group, with its physician practices, surgery centers, urgent care clinics and pharmacy benefit manager, Kaiser Permanente, Geisinger Health System, more conventional providers like hospitals and physician groups and even disruptive retailers like Amazon.

The CVS-Aetna merger is known as a “non-horizontal” merger. This means that the merging companies are neither actual nor potential competitors in the same markets.

Instead, the CVS-Aetna combination brings together sellers whose relevant products are mostly complementary goods and services like prescription drugs, pharmacy benefit management, primary care and health insurance.

The merger also has “vertical” elements. For example, health insurers are often purchasers of prescription drugs, pharmacy benefit management services, prescription drugs and other pharmacy products.

Historically, federal enforcement activity has centered on “horizontal” mergers, that is, mergers of competitors. Typically, horizontal mergers present a greater risk of harming consumers than do non-horizontal mergers.

However, the recent Justice Department lawsuit challenging AT&T’s $85 billion purchase of Time Warner and remarks Assistant Attorney General for the Antitrust Division Makan Delrahim made at an American Bar Association conference in November suggest that the government may be taking a fresh look at its approach to non-horizontal combinations.

The Justice Department and the Federal Trade Commission should allow the CVS-Aetna acquisition to proceed as planned.

Rather than an anti-competitive tactic that could injure consumers through higher prices, lower quality and fewer choices, the proposed CVS-Aetna merger is an innovative response to the unstable and intensely competitive dynamics that characterize the health-care marketplace. It may represent a new model for the interaction of patients and consumers with the health-care system.

With its 9,700 pharmacies and 1,100 walk-in clinics, CVS’ link-up with Aetna, one of the oldest and largest health insurance companies in the United States, has the potential to impact where patients are seen, the frequency of their doctors’ appointments and the overall costs of care.

Through its combined purchasing leverage and influence over utilization, the fusions of CVS, its pharmacy benefit manager and mail order pharmacy Caremark and Aetna may be able to stem the tide of rising drug prices.

CVS’ clinics provide health screenings, vaccinations, lab tests and treatment for common illnesses or injuries in a convenient and patient-friendly format. Thus, CVS-Aetna may turn out to be less expensive or more efficient at managing chronic diseases like diabetes and high blood pressure than current delivery systems.

Maybe they will place an unprecedented emphasis on preventive health, and offer 23andMe’s genetic test to their regular patients. Perhaps through their union, these entities will find novel ways to analyze and make use of the voluminous data they already have and will possess in the future.

The potentially disruptive CVS-Aetna merger creates a unique integrated service provider. It will be unusual in not relying on physician services at its center. The commercial success of the new CVS-Aetna is in no way assured. Whether it will find novel ways to provide value for consumers and patients can only be determined by letting it compete in the marketplace. That is the point.

Solutions to challenging problems require creative thinking, original approaches and risk taking. Our multi-trillion-dollar health-care system serves over 300 million Americans. Although we often think of small, start-up companies as the main drivers of disruptive innovation, in an economic ecosystem as large and complex as the U.S. health-care system, transformational change must also take place at the macro-level.

If CVS and Aetna join forces to increase consumer value through the provision of less expensive, more efficient, more convenient care at acceptable quality; if the fused entity is more effective at meeting the needs of consumers than its competitors, it will succeed.

Patients, consumers, shareholders, employees and the health-care system will benefit from this favorable outcome. If CVS-Aetna does not provide value to consumers, the tie-up will fail. However, in the latter case, society will have had the opportunity to benefit from the valuable lessons that will undoubtedly be learned. Link to Original

CVS-Aetna Deal Could Heighten Experiential Retail

Seeking Alpha

Last month’s acquisition of Aetna (NYSE:AET) by CVS Health (NYSE:CVS) for $69 billion is a big deal for a lot of reasons. The merger of a major drugstore retailer with one of the largest insurance companies will likely introduce big changes for the healthcare industry by making it easier for consumers and employers to choose one place for routine care and prescriptions.

One aspect of the deal that many might not be aware of, though, is its relevance to experiential retail and the overall commercial real estate industry.

CVS clinics are already drawing more foot traffic

CVS’s MinuteClinics, which offer vaccinations and other basic services, now number more than 1,000 locations across the country, and this number continues to grow. A program that has lasted more than a decade, the MinuteClinics reportedly bring more traffic into CVS stores that the retailer would not attract otherwise, due to the availability of health services. This means more people are likely purchasing other merchandise in stores, and one can deduce that the shopping centers that have CVS as tenants are benefiting from this traffic as well. For example, after a vaccination appointment, why not get a meal in a nearby restaurant, or shop at a neighboring store?

CVS also plans on adding more nutritionists and nurse practitioners to the clinics, expanding services provided. Coupled with a built-in Aetna consumer base, this will likely mean even more traffic to CVS and neighboring tenants.

What CVS has done so far has attracted Target’s (NYSE:TGT) attention. A few years ago, Target sold its in-store clinics to CVS for $1.5 billion. Many CVS prescription customers now go to Target for their medications and likely buy another item in the stores.

Healthcare at the forefront of shopping centers

CVS, and its competitors such as Walgreens (NASDAQ:WBA), are not the only types of companies bringing customers to retail centers who are looking for healthcare. There are several different types of services that are now tenants of shopping centers and they are making a major retail real estate contribution, according to a JLL report.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), on January 4, 2018, CVS Health filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which includes a preliminary joint proxy statement of CVS Health and Aetna that also constitutes a preliminary prospectus of CVS Health, which will be mailed to stockholders of CVS Health and shareholders of Aetna once the registration statement becomes effective and the joint proxy statement/prospectus is in definitive form. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health are available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-0896.

Participants in Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.